UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer

Date: May 13, 2009

EXHIBIT INDEX

Page
Exhibit 99.1	–	Press Release	4

Exhibit 99.1

VanceInfo Reports Solid Results for the First Quarter 2009

Beijing, May 13, 2009 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Financial and Operating Highlights

•	Net revenues in the first quarter of 2009 increased to $30.1 million, up 46.8 % from $20.5 million in the first quarter of 2008.

•

Operating income in the first quarter of 2009 was $4.3 million, up 65.7% from the first quarter of 2008. Operating margin expanded to 14.4% in the first quarter of 2009, up from 12.7% in the first quarter of 2008.

•

Diluted earnings per share (“EPS”) were $0.10 in the first quarter, up from $0.08 in the first quarter of 2008. Non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.10 in the first quarter, compared to $0.08 in the first quarter of 2008.

•	Employees totaled 6,075, including 5,426 billable professionals, as of March 31, 2009.

“We are pleased that VanceInfo continued to perform well during the first quarter of 2009. Our revenues exceeded our expectations, and we expanded our operating margin in a seasonally weak quarter,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “While the seasonal effect and the economic downturn had a visible impact on some of our businesses, we see continued growth momentum from our Chinese and European clients. Our pipeline of business opportunities remains encouraging in all major geographies, and our cost control measures are taking effect to protect our margins. With enhanced capabilities and brand recognition, we are confident that we will continue to win new customers and execute well for existing ones, and we will weather through the recession as an even stronger player.”

First Quarter 2009 Financial Results

Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the first quarter of 2009 and the first quarter of 2008 as in the following paragraphs.

Net Revenues

Net revenues were $30.1 million in the first quarter of 2009, up 46.8% from $20.5 million in the first quarter of 2008. The increase in net revenues was primarily due to continued expansion of business with existing key clients and the addition of new customers.

Net Revenues by Service Lines

The Company provides two broad sets of services: R & D Outsourcing Services and IT Services. R & D Outsourcing Services consists of research & development service line and globalization & localization service line. IT Services consists of enterprise solutions, application development & maintenance, and quality assurance & testing service lines.

Net revenues from R & D Outsourcing Services accounted for 63.7% of the total revenues during the first quarter of 2009 and grew 48.3% compared to the first quarter of 2008. Net revenues from IT Services represented the remaining 36.3% of the revenues and was up 44.1% from the year-ago quarter, largely driven by a 76.5% year-over-year growth in application development and maintenance services.

	Three Months Ended March 31, 2009		Three Months Ended March 31, 2008
	(in US$ thousands, except percentages)
R & D Outsourcing Services	$19,165	63.7%	$12,921	63.0%
IT Services	10,922	36.3%	7,581	37.0%
Total net revenues	$30,087	100.0%	$20,502	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, the United States continued to be the Company’s largest geographic market, accounting for $13.3 million or 44.2% of net revenues in the first quarter of 2009, followed by 29.2% from clients headquartered in China, 18.4% in Europe, and 8.1% in Japan.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 73.3% of net revenues in the first quarter of 2009, while the United States accounted for 16.9% and Japan accounted for 7.4% in the same period.

Largest Clients

Revenues from the top five clients totaled 58.3% of net revenues in the quarter, compared to 51.1% in the first quarter of 2008. The continued strength in a number of large clients reflects the Company’s strong customer relationship driven by solid delivery results and the industry’s vendor consolidation trend.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2009 was $11.2 million, an increase of 44.3% from $7.8 million in the first quarter of 2008. Gross margin was 37.3% in the first quarter of 2009, compared to 38.0% in the first quarter of 2008. The margin decline reflects stronger seasonality effect due to higher revenue contribution from Chinese clients and recent pricing pressure from certain customers.

Operating Expenses

Sales and marketing expenses were $1.04 million in the first quarter of 2009, up 6.2% from $0.98 million in the first quarter of 2008. General and administrative expenses were $6.3 million in the first quarter of 2009, up 46.1% from $4.3 million a year ago.

Operating Income and Operating Margin

Operating income in the first quarter of 2009 was $4.3 million, up 65.7% from $2.6 million in the first quarter of 2008. Operating margin expanded to 14.4% in the first quarter of 2009, up from 12.7% in the first quarter of 2008. The increase was partly attributable to the Company’s cost saving measures as well as a government grant relating to the Company’s training of new employees with college degrees. The Company expects continued financial support from the Chinese government in areas such as employee training and process improvements.

Provision for income taxes

The provision for income taxes was $0.4 million in the first quarter of 2009, compared to $0.6 million in the first quarter of 2008. The effective tax rate was 9.5% in the first quarter of 2009, reflecting the preferential tax rate of 7.5% for the Company’s main operating entity as a High and New Technology Enterprise.

Net Income and EPS

Net income in the first quarter of 2009 was $3.8 million, up 26.6% from $3.0 million in the first quarter of 2008. Net margin was 12.8% in the first quarter of 2009, compared to 14.8% in the first quarter of 2008. Non-GAAP net income, which excludes share-based compensation expense, was $4.2 million, up 23.5% from $3.4 million a year ago. Non-GAAP net margin was 13.9%, compared to 16.5% in the prior year period. The decrease in net margin was due to lower interest income and a foreign exchange loss for the quarter.

Diluted earnings per share (“EPS”) were $0.10 in the first quarter of 2009, compared to $0.08 in the first quarter of 2008. Non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.10 in the first quarter of 2009, compared to $0.08 in the first quarter of 2008.

The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Share Repurchase Activity

In February 2009, the Company’s Board of Directors approved a share repurchase program authorizing the Company to acquire up to $10 million worth of the Company’s outstanding American Depositary Shares (“ADSs”) within the next 12 months. As of March 31, 2009, 2,800 shares were repurchased for a total consideration of $13,192 under this program.

Recent Developments

New Contract with a Leading Online Travel Service Provider

In May 2009, VanceInfo signed a multi-year master agreement with a leading global online travel service provider. Under this partnership, VanceInfo will provide application development and maintenance services to the new client, helping it to enhance its core platforms and services as the client continues to expand its global reach. The Company will work closely with the client to build a potentially sizable global delivery team over the next 12 months.

Industry Recognition

In the first quarter of 2009, the Company was listed on two leading global outsourcing rankings: the 2009 Global Outsourcing 100 list by the International Association of Outsourcing Professionals (IAOP), and the 2009 Global Services 100 list by Global Services and neoIT. In the IAOP ranking, VanceInfo has been promoted to the Leaders category, where the Company was awarded a top 10 spot on the sub-list “Leaders – Research & Development Services”. VanceInfo was also listed on the “Leaders: Emerging Asian Markets” top 10 sub-list of the Global Services ranking.

Outlook for the Second Quarter and Full Year 2009

VanceInfo expects to generate net revenues between $31 million and $32 million in the second quarter of 2009, representing a 27% to 31% increase from the second quarter of 2008. Second quarter diluted EPS is expected to be between $0.10 and $0.11 on a GAAP basis and between $0.11 and $0.12 on a non-GAAP basis, which excludes share-based compensation, based on 40.4 million total ADS-equivalent average shares outstanding.

For the full year 2009, the Company has increased its guidance and expects:

•	2009 net revenues to be at least $128 million, up at least 25% from 2008.

•	2009 diluted EPS to be between $0.46 and $0.48 on a GAAP basis, and between $0.49 and $0.51 on a non-GAAP basis, based on 40.5 million total ADS-equivalent average shares outstanding.

Conference Call

VanceInfo will host a corresponding conference call and live webcast to discuss the quarter’s results at 8:00 AM Eastern Daylight Time (EDT) on Wednesday, May 13, 2009 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Dial-in Number: + 1 866-271-5140

•	International Dial-in Number: +1 617-213-8893

•	Hong Kong Toll Free Dial-in Number: 800 96-3844

•	Hong Kong Dial-in Number: +852 3002-1672

Passcode: Vanceinfo

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until May 20, 2009 at +1 888-286-8010 or +1 617-801-6888; passcode: 74720620

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2007 revenues, according to International Data Corporation.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Second Quarter and Full Year 2009” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of May 13, 2009, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	March 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$79,123	$79,963
Term deposit	1,463	1,466
Short-term investment	778	—
Accounts receivable	38,695	36,827
Other current assets	3,311	3,369

Total current assets	123,370	121,625
Property and equipment, net	11,335	11,260
Goodwill and other intangible assets	21,139	19,695
Other long-term assets	2,762	2,871

Total assets	$158,606	$155,451

Liabilities and shareholders’ equity
Current liabilities	$20,492	$22,062
Other liabilities	2,004	1,886

Total liabilities	22,496	23,948
Shareholders’ equity (a)	136,110	131,503

Total liabilities and shareholders’ equity	$158,606	$155,451

Note:

(a)	As of March 31, 2009, there were 39,120,879 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except per share data)

	Three months ended March 31,
	2009	2008(a)
Net revenues	$30,087	$20,502
Cost of revenues (b)	18,852	12,718

Gross profit	11,235	7,784

General and administrative expenses (b)	6,347	4,343
Selling and marketing expenses (b)	1,039	978
Other operating income	471	144

Income from operations	4,320	2,607

Interest income	147	667
Interest expenses	20	23
Exchange differences	(198)	376

Income before income taxes and earnings in equity investment	4,249	3,627
Provision for income taxes	405	591

Income before earnings in equity investment	3,844	3,036
Earnings in equity investment	1	—

Net income	$3,845	$3,036
Net loss attributable to noncontrolling interest	—	24

Net Income attributable to VanceInfo Technologies Inc.	$3,845	$3,060

Earnings per share
Basic—ordinary shares	$0.10	$0.08
Diluted—ordinary shares	0.10	0.08

Weighted average shares outstanding (in thousands)
Basic—ordinary shares	37,670	37,199
Diluted—ordinary shares	40,106	40,188

Notes:

(a)	Amount in relation to noncontrolling interest, formerly referenced to as minority interest, for the three-month period ended March 31, 2008 is reclassified in accordance with FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51”, which was adopted by the Company on January 1, 2009.
(b)	Depreciation and amortization expenses totaled $1,204 and $841 for the three months ended March 31, 2009 and 2008, respectively.

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three Months Ended March 31, 2009				Three Months Ended March 31, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$3,845	$333	(a)	$4,178	$3,036	$346	(b)	$3,382
Net margin	12.8%	1.1	% (a)	13.9%	14.8%	1.7	% (b)	16.5%
Diluted EPS	$0.10	—	(c)	$0.10	$0.08	—	(c)	$0.08

Notes:

(a)	Adjustment to exclude share-based compensation of $333 from operations of which $72 was reported in cost of revenues, $35 was reported in selling and marketing expenses and $226 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude share-based compensation of $346 from operations of which $58 was reported in cost of revenues, $45 was reported in selling and marketing expenses and $243 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(c)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of dilutive ordinary shares outstanding for the respective periods.

For further information, please contact:

Melissa Ning

Senior Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com